Exhibit 99.1

On April 29, 2020, SuperCom Ltd. (the “Company”), announced that in light of the circumstances and uncertainty surrounding the effects of the COVID-19 coronavirus pandemic on the Company’s business, financial teams and management, the Company’s management has determined that it will delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) by up to 45 days in accordance with the U.S. Securities and Exchange Commission’s March 25, 2020 Order (Release No. 34-88465) (the “Order”), which allows for the delay of certain filings required under the Securities and Exchange Act of 1934, as amended. The Company’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout the United States, Israel and the world and thus the Company’s business operations have been disrupted and it is unable to timely review and prepare the Company’s financial statements for the 2019 fiscal year. As such, the Company will be making use of the 45-day grace period provided by the SEC’s Order to delay filing of its Annual Report. The Company will file its Annual Report by no later than June 15, 2020, the next business day after the 45th day after the original due date of its Annual Report.

In addition, the Company is supplementing the risk factors previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, with the following risk factor:

War, terrorism, other acts of violence or natural or man-made disasters, including a global pandemic, may affect the markets in which the Company operates, the Company’s customers, the Company’s delivery of products and customer service, and could have a material adverse impact on our business, results of operations, or financial conditions.

The Company’s business may be adversely affected by instability, disruption or destruction in a geographic region in which it operates, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including famine, food, fire, earthquake, storm or pandemic events and spread of disease (including the recent outbreak of the coronavirus commonly referred to as “COVID-19”). Such events may cause customers to suspend their decisions on using the Company’s products and services, make it impossible to attend or sponsor trade shows or other conferences in which our products and services are presented to customers and potential customers, cause restrictions, postponements and cancellations of events that attract large crowds and public gatherings such as trade shows at which we have historically presented our products, and give rise to sudden significant changes in regional and global economic conditions and cycles that could interfere with purchases of goods or services, commitments to develop new products. These events also pose significant risks to the Company’s personnel and to physical facilities, transportation and operations, which could materially adversely affect the Company’s financial results.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical or current facts. Examples of these statements include, but are not limited to, statements regarding business and economic trends, the anticipated impact of the COVID-19 outbreak on travel and physical locations and the anticipated impact of such outbreak on our business and results of operations. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the effects of the COVID-19 outbreak, including levels of consumer, business and economic confidence generally, the duration of the COVID-19 outbreak and severity of such outbreak, the pace of recovery following the COVID-19 outbreak, the effect on our supply chain, our ability to implement cost containment and business recovery strategies; and the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares, risks and uncertainties described under the heading "Forward Looking Statements" in any repot and the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2018 and our subsequent filings with the U.S. Securities and Exchange Commission and reports on Form 6-K are uncertain. Except as required by law, we not undertake any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.